EXHIBIT 99.05

Chunghwa Telecom

June 8, 2016

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of May 2016

1)	Sales volume (NT$ Thousand)

Period	Items	2016	2015	Changes	%
May	Net sales	18,645,271	18,850,952	(-)205,681	(-)1.09%

Jan- May	Net sales	94,090,210	94,251,716	(-)161,506	(-)0.17%

b Trading purpose : None